June 21, 2012
VIA EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:    MEMC Electronic Materials, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 29, 2012
File No. 001-13828

Dear Mr. James:
This letter is in response to your comment letter dated June 15, 2012 to MEMC Electronic Materials, Inc. (the Company). We have set forth below your comments followed by the Company’s response thereto.
Amendment No. 2 to Form 10-K filed March 1, 2012

1.
While we note your response to our prior comments 1 and 2, to comply with Exchange Act Rule 12b-15, please further amend your Form 10-K to include the complete text of the item you amended, Item 8. Financial Statements and Supplementary Data, and include the required certifications. As noted in Rules 13a-14(a) and 15d-14(a) of the Exchange Act, each principal executive and principal financial officer of the issuer at the time of filing of the report (i.e., the amendment) must sign the certification. You should include an explanatory note on the cover page of the amendment to explain to investors why you are filing the required amendment.

In response to your comment, we are filing concurrently with this response letter Amendment No. 3 to our Form 10-K to include the complete text of Item 8. Financial Statements and Supplementary Data and the required certifications. We have included an explanatory note on the cover page of the amendment to explain to investors why we are filing the amendment.
********

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at 636/474-7605 or our Senior Vice President and General Counsel, Brad Kohn (who can be reached at 636/474-7313).

Sincerely,
/s/ Brian Wuebbels
Brian Wuebbels
Executive Vice President and
Chief Financial Officer

cc:	Bradley D. Kohn, Senior Vice President

and General Counsel
Kenneth Grapperhaus, KPMG LLP